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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.      1    )*

                                                                      SYS
(Name of Issuer)

                                                           No Par Common Stock
(Title of Class of Securities)

                                                                    785070 10 3
(CUSIP Number)

Robert A. Babbush, Chairman, 401(k)/ESOP Committee
SYS
9620 Chesapeake Drive, Suite 201, San Diego, CA  92123
                                                             (858) 715-5500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                                                          March 5, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Check the following box if a fee is being paid with the statement /  /.  (A fee is not required only if the reporting person:  (l) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

CUSIP No. ....785070 10 3..............................

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

SYS 401(k)/Employee Stock Ownership Plan
TIN:  95-2467354
 ..................................................................................................................................................

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) .......SC.....................................................................................

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization ....9620 Chesapeake Drive, Suite 201, San Diego, CA 92123 ......................................................................................

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power ........286,434..................................................................................................

	8.	Shared Voting Power ....None...................................................................................................

	9.	Sole Dispositive Power...286,434................................................................................................

	10.	Shared Dispositive Power ......None.........................................................................................

11.	Aggregate Amount Beneficially Owned by Each Reporting Person ........286,434............................

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11) ...................6.3%.....................................

14.

Type of Reporting Person (See Instructions)

.........EP......................................................................................................................................................

CUSIP No. 785070 10 3
Item 1.	Security and Issuer

The title and class of securities this statement relates to is SYS's no par value common stock (the
"Common Stock").  SYS's principal executive offices are located at 9620 Chesapeake Drive,
Suite 201, San Diego, California 92123.

Item 2.	Identity and Background
	(a)	Name: SYS 401(k)/Employee Stock Ownership Plan (the "Plan")
	(b)	Business address: 9620 Chesapeake Drive, Suite 201, San Diego, California 92123
	(c)	Not applicable.
	(d)	Not applicable.
	(e)	Not applicable.
	(f)	Not applicable.

Item 3.	Source and Amount of Funds or Other Consideration

The Plan received a cash contribution from SYS in the amount of $93,216.00.  The Plan used this cash to purchase an additional 77,680 shares of Common Stock on or about January 23, 2002.  Prior to this contribution, the Plan has purchased Common Stock both privately and publicly using cash contributions and loans from SYS to finance the purchases.

Item 4.	Purpose of Transaction
SYS's Board of Directors elected to make a three (3) percent contribution to the Plan for its qualified employees for the fiscal year ending June 30, 2002.  This cash contribution fulfills SYS's commitment to the Plan for the first half of the fiscal year. The Plan will benefit the qualified employees of SYS.

Item 5.	Interest in Securities of the Issuer
	(a)	The Plan holds 286,434 shares of Common Stock which represents approximately 6.3 percent of the 4,573,510 outstanding shares of Common Stock.
	(b)	The members of the Plan will determine how to vote their vested shares and the Trustee of the Plan will vote all unvested shares pro rata with the members vote.
	(c)	None.
	(d)	No other person or group is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the above securities.
	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits
None.

CUSIP No 785070 10 3

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2002

By: /s/ Robert A. Babbush
Robert A. Babbush
Chairman, 401(k)/ESOP Committee